August 11, 2009

Via U.S. Mail and EDGAR

Mr. Martin James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Houston Wire & Cable Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q/A for the Fiscal Quarter Ended March 31, 2009
File No. 000-52046

Dear Mr. James,

I refer to your comment letter dated July 31, 2009 regarding the above-referenced filings of Houston Wire & Cable Company.  I am responding to your letter by repeating your comments and after each of your points inserting our responses.

Form 10-K for the Fiscal Year ended December 31, 2008

Item 11, Executive Compensation, page 48

1.
We note that according to page 14 (s/be page 15) of your proxy statement which you incorporate by reference, Mr. Graham may earn an additional cash bonus if you achieve certain sales thresholds with respect to certain products.  He may also earn a bonus if you acquire businesses that meet established financial goals.  In future filings, please disclose the sales thresholds and financial goals of acquired business that are required for Mr. Graham to earn part or all of this additional cash bonus.  To the extent that you believe that disclosure of targets is not required because it would result in competitive harm such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response a detailed explanation for such conclusion.

The "financial goals of acquired businesses" element of Mr. Graham's compensation package will be determined by the Board of Directors at the time any such acquisition is made.  We will provide full disclosure of these goals if any when we make each acquisition.

The "certain sales thresholds" element of Mr. Graham's cash bonus opportunity refers to sales of a particular proprietary brand of cable products.  These proprietary products do not constitute a separate class of products, and we do not separately disclose their sales or profitability.  These products have special industrial applications, which HWCC has developed over the past three to five years and is still developing.  We believe that disclosure of the success of these products in penetrating the marketplace would be of interest to our competitors and could result in harm to HWCC.  Accordingly we have elected not to disclose the targets levels of these sales under Instruction 4 to Item 402 (b) of Regulation S-K.

10201 NORTH LOOP EAST  *  HOUSTON  TX  77029  *  PHONE  (713) 609-2200  *  FAX (713) 609-2168 * NASDAQ:  HWCC

2.
According to the table on page 18 of your proxy statement, Mr. Graham was awarded options to purchase 10,000 shares of stock.  In future filings, to the extent applicable, please expand your discussion of this element of your compensation to address awards to each named executive officer.

In future filings, to the extent applicable, we will expand the Compensation Discussion and Analysis section to discuss awards to each named executive officer.

3.
In the first paragraph of your Summary Compensation Table section on page 17 of your proxy, you state that Mr. Sorrentino and Mr. Graham are your only executive officers.  We note that an "executive officer" is identified by his function, rather than his title.  According to Rule 405 of the Securities Act:

"the term 'executive officer,' when used with reference to a registrant, means its president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policymaking function or any other person who performs similar policy-making functions for the registrant.” [Emphasis Added]

In your response, please tell us whether there are any persons, other than Mr. Sorrentino and Mr. Graham, who perform the policy-making functions outlined in Rule 405 and whose total compensation for the last completed fiscal year exceeds $100,000. See also footnote 327 of Final Rule Release No. 33-8732A, Executive Compensation and Related Person Disclosure, dated September 8, 2006.

We have reviewed the definition of "executive officer" periodically since first becoming a reporting company, and we reviewed the definition again in connection with the staff's recent comment.  We continue to believe that our chief executive officer (CEO) and chief financial officer (CFO) who is also our chief accounting officer are the only two executive officers of our company.  We operate as a single business unit engaged in only one business:  the distribution of specialty wire and cable from 11 distribution centers.  Since we are not organized into multiple units or divisions, the only officer in charge of a principal business unit is our CEO.  While the officer in charge of each location makes a number of decisions regarding his or her particular distribution center, and our regional managers coordinate activities within their respective regions, no officer other than our CEO and CFO has a significant role in setting policy for the overall company.

Form 10-Q for the Fiscal Quarter ended March 31, 2009

Exhibit 31

4.
We note that the identification of the certifying individual at the beginning of the Section 302 certification required by Item 601(b)(31) of Regulation S-K also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

10201 NORTH LOOP EAST  *  HOUSTON  TX  77029  *  PHONE  (713) 609-2200  *  FAX (713) 609-2168 * NASDAQ:  HWCC

In the future, we will not include the title of the certifying individuals at the beginning of the Section 302 certification required by Item 601(b)(31) of Regulation S-K.  Please note that we did not make this error in our 2008 Form 10-K and, as a result of the Form 10-Q/A referred to below, we have corrected the error with respect to our first quarter Form 10-Q.

Form 10-Q/A for the Fiscal Quarter ended March 31, 2009 filed May 19, 2009

5.
We note that you filed an amendment to your March 31, 2009 Form 10-Q which improperly excluded the Section 302 and Section 906 certifications required by Item 601(b)(31) and Item 601(b)(32) of Regulations S-K, respectively.  Please file an amendment to your Form 10-Q that includes the entire amended text of Item 1 of the Form 10-Q together with Section 302 and 906 certifications.

A second amendment to our Form 10-Q for the Fiscal Quarter ended March 31, 2009 was filed on August 4, 2009.  This second amendment includes the entire amended text of Item 1 of the Form 10-Q together with the Section 302 and 906 certifications.

* * * * * * *

As requested by your letter, Houston Wire & Cable Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you find our responses to your comments satisfactory.  It is the goal of Houston Wire & Cable Company to make all of its filings in full compliance with all of the rules and regulations promulgated by the United States Securities and Exchange Commission.

Do not hesitate to call me at 713-609-2125 or e-mail me at ngraham@houwire.com should you have any questions.

Sincerely, Nicol (Nic) G. Graham Vice President & Chief Financial Officer

NGG

cc:	Chuck Sorrentino – CEO & President Bob Minkus – Schiff Hardin LLP

10201 NORTH LOOP EAST  *  HOUSTON  TX  77029  *  PHONE  (713) 609-2200  *  FAX (713) 609-2168 * NASDAQ:  HWCC